EXHIBIT 19

BRADY CORPORATION

July 2024

TO:	All Employees, Officers, Directors and Consultants
FROM:	Andrew T. Gorman
SUBJECT:	Brady Corporation Insider Trading Policy

Background
Brady Corporation’s board of directors has adopted this Insider Trading Policy for our directors, officers, employees and consultants, and, in some situations the Company, with respect to the trading of the Company’s securities, as well as the securities of publicly traded companies with whom we have a business relationship.
Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.
It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursue insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.
This policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this policy.
Administration of the Policy
The Company's General Counsel shall serve as the Compliance Officer for purposes of this policy, and in his or her absence, another employee designated by the Compliance Officer shall be responsible for administration of this policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.
Consequences of Violations
The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company's securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities, as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.
In addition, an individual's failure to comply with this policy may subject the individual to Company-imposed sanctions, up to and including dismissal for cause, whether or not the employee's failure to comply results in a violation of law.
Scope of Policy
Persons Covered. As a director, officer, employee or consultant of the Company or its subsidiaries, this policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household, but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). The restrictions also apply to any entities that you influence or control, including without limitation any corporations, partnerships or trusts that you influence or control. You are responsible for making sure that the purchase or sale of any security covered by this policy by any such person or entity complies with this policy.
Companies Covered. The prohibition on insider trading in this policy is not limited to trading in the Company’s securities. It includes trading in the securities of other firms, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.
Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). Trading also includes certain transactions under Company plans, as follows:
•Stock Option Exercises. This policy’s trading restrictions generally do not apply to the exercise of an employee stock option acquired pursuant to the Company's plans, or to the exercise of a tax withholding right or net exercise provision of the Company's plans pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy the exercise price or tax withholding requirements. The trading restrictions do apply, however, to any market sale of the underlying stock (whether the sale is of all or a portion of the underlying stock, and whether it is to satisfy the exercise price of the option or tax withholding requirements). The trading restrictions also apply to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the cost of exercise, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
•Restricted Stock and Restricted Stock Unit Awards. This policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The policy does apply, however, to any market sale of restricted stock or restricted stock units.
•Employee Stock Purchase Plan. This policy’s trading restrictions do not apply to purchases of Company stock in the third party Employee Stock Purchase Plan resulting from your periodic payroll contributions to the plan under an election you made at the time of enrollment in the plan. The trading restrictions do apply to your election or changes in your election to participate in the plan and to your sales of Company stock purchased under the plan.
•401(k) Plan. This policy’s trading restrictions do not apply to purchases of Company stock in the 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. The trading restrictions do apply, however, to elections or changes in elections you may make under the 401(k) plan to (a) increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
•Deferred Compensation Plan. The policy's trading restrictions do not apply to allocations of compensation deferrals to the Company's stock account pursuant to a deferred compensation plan. The trading restrictions do apply, however, to elections or changes in elections you make under your deferred compensation plan to (a) increase or decrease the percentage of your periodic deferral that will be allocated to the Company stock account, and (b) make an intra-plan transfer of an existing account balance into or out of the Company stock account.
•Dividend Reinvestment Plan. This policy does not apply to purchases of Company securities under the Company's dividend reinvestment plan resulting from your reinvestment of dividends paid on Company securities. This policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This policy also applies to your sale of any Company securities purchased pursuant to the plan.
•Bona Fide Gifts. Bona fide gifts of Company securities are transactions subject to this policy. The SEC has indicated, and the Company believes, that gifts should be avoided if a person making the gift has reason to believe, or is reckless in not knowing, that the recipient intends to sell the Company securities while the officer, employee or director is aware of material nonpublic information
Statement of Policy
No Trading on Inside Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained in the course of your employment with the Company. These restrictions on trading also apply to the Company itself.
No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.
No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this policy.
Blackout and Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Company’s board of directors has adopted an Addendum to Insider Trading Policy that applies to directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”), and certain designated employees and consultants of the Company and its subsidiaries who may have access to material nonpublic information about the Company. The Company will notify you if you are subject to the addendum.
The addendum generally prohibits persons covered by it from trading in the Company’s securities during quarterly blackout periods beginning on the fifteenth (15th) day of the third month of each quarter and ending after at least two days, one of which must be a business day, following the release of the Company’s earnings for that quarter and during certain event-specific blackouts. Persons covered by the addendum also must pre-clear all transactions in the Company’s securities with the Compliance Officer.
Definition of Material Nonpublic Information
Note that inside information has two important elements -- materiality and public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:
•Projections of future earnings or losses or other earnings guidance.
•Earnings expectations that are inconsistent with the Company’s public guidance or, if none, with the consensus expectations of the investment community.
•A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.
•A change in senior management.
•Major events regarding the Company’s securities, including the declaration of a stock split, the offering of additional securities, or stock buy-backs.
•Severe financial liquidity problems.
•Actual or threatened major litigation, or the resolution of such litigation.
•New major contracts, orders, suppliers, customers or finance sources, or the loss thereof (5% of Brady’s sales).
•Changes in dividend policies.
Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of being considered material, and trading should be avoided.
Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until at least two days, one of which must be a business day, after the information is released. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at the time). However, if the Company announces earnings after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Friday.
Additional Guidance
The Company considers it improper and inappropriate for those employed or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Company securities is subject to the following additional guidance:
Short Sales. You may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).
Publicly Traded Options. You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.
Standing Orders. Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specific price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading unless it is pursuant to a Rule 10b5-1 trading plan, which plans are discussed more fully below. If you have questions on this procedure, please contact the Compliance Officer.
Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in a foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this risk, the holding of Company securities in a margin account or otherwise pledging securities as collateral for a loan is prohibited.
Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company's other shareholders. Therefore, directors, officers, employees and consultants are prohibited from engaging in any such transactions.
Post-Termination Transactions
This policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.
Unauthorized Disclosure
Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.
The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals.
Please consult the Company’s internal communication policy for more details regarding the Company’s policy on speaking to the media, financial analysts and investors.
Priority of Statutory or Regulatory Trading Restrictions
The trading prohibitions and restrictions set forth in this policy will be superseded by any greater prohibitions or restrictions prescribed by securities laws and regulations. Any director, officer, employee or consultant who is uncertain whether other prohibitions or restrictions apply should ask the Compliance Officer.
Reporting Violations
Any director, officer, employee or consultant who becomes aware of a violation of this policy should (i) report such violation to his or her supervisor or the Compliance Officer or (ii) contact the Company's Ethics Hotline.
Personal Responsibility
You should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. If you violate this policy, the Company may take disciplinary action, up to and including dismissal for cause.

Company Assistance
Your compliance with this policy is of the utmost importance both for you and for the Company. It is your obligation to fully understand the terms and conditions of this policy and to ensure that since becoming subject to this policy and for future periods in which you are subject to this policy, you have and will continue to comply with its terms and conditions. If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from the Compliance Officer at 414-358-6608. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

BRADY CORPORATION

July 2024

Addendum to Insider Trading Policy — Pre-clearance and Blackout Procedures

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, the Company’s board of directors has adopted this Addendum to Insider Trading Policy. This addendum applies to directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”) and certain designated employees and consultants of the Company and its subsidiaries who may have access to material nonpublic information about the Company. The positions of the covered persons subject to this addendum are listed on the attached Schedule I. The Company may from time to time designate other individuals or positions that are subject to this addendum and will amend Schedule I from time to time as necessary to reflect such changes or the resignation or change of status of any individual.
This addendum is in addition to and supplements the Company’s Insider Trading Policy.
Pre-clearance Procedures
Covered persons, together with their family members, other members of their household, or any entities that they control or influence, may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise, or a gift, loan, pledge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from Compliance Officer, which shall be the Company’s General Counsel, and in his or her absence, another employee designated by the General Counsel. A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade. A Compliance Officer himself or herself may not trade in Company securities unless the other Compliance Officer has approved the trade(s) in accordance with the procedures set forth in this addendum.
Blackout Procedure
All covered persons are subject to the following blackout procedures.
Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may not trade in the Company’s securities during the period beginning the fifteenth (15th) day of the third month of each quarter and ending at least two days, one of which must be a business day, after the release of the Company’s earnings for that quarter. Persons subject to these quarterly blackout periods include the persons currently listed on Schedule I attached to this addendum and all other persons who are informed by the Compliance Officer that they are subject to the quarterly blackout periods.
Interim Earnings Guidance and Event-Specific Blackouts. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.
From time to time, an event may occur that is material to the Company and is known by only a few officers, directors or employees. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons covered by the quarterly earnings blackout procedures, may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event specific blackout, the Compliance Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for a blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Compliance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.
Directors and executive officers may also be subject to event-specific blackouts pursuant to the SEC’s regulations regarding blackout trading restrictions, which prohibit certain sales and other transfers by insiders during certain pension plan blackout periods.
Even if a blackout period is not in effect, at no time may you trade in Company securities if you are aware of material nonpublic information about the Company.
Hardship Exceptions. A covered person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even during the quarterly blackout period. Hardship exceptions may be granted only by the Compliance Officer’s written consent and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the Compliance Officer concludes that the Company’s earnings information for the applicable quarter does not constitute material nonpublic information. Under no circumstances will a hardship exception be granted during an event-specific blackout period.
Exception for Approved 10b5-1 Plans
Trades by covered persons in the Company’s securities that are executed pursuant to an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Insider Trading Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.
Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into before you are aware of material nonpublic information. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.
The entry, modification or termination of all 10b5-1 plans must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and these guidelines. Any 10b5-1 plan, as well as a request to modify or terminate any existing 10b5-1 plan, must be submitted for approval at least two business days prior to the entry into, modification of, or termination of the 10b5-1 plan. No further pre-approval of transactions conducted pursuant to the 10b5-1 plan will be required.
The following guidelines apply to all 10b5-1 plans:
•You may not enter into, modify or terminate a 10b5-1 plan during a blackout period or while in possession of material nonpublic information.
•If you are an officer or director, then you may not commence sales under a 10b5-1 plan until at least 90 days, or in certain cases up to 120 days, following the date of establishment of the plan; for other employees, this period is reduced to 30 days.
•If you are an officer or director, then any modification of a 10b5-1 plan must not take effect for at least 90 days, or in certain cases up to 120 days, from the date of modification; for other employees, this period is reduced to 30 days.

•If a 10b5-1 plan is terminated, you must wait at least 30 days before establishing another 10b5-1 plan. Furthermore, if a 10b5-1 plan is terminated, you must wait at least 30 days before trading outside of the 10b5-1 plan.
No approval by the Compliance Officer under the above guidelines shall be considered the Compliance Officer's or the Company's approval or legal advice that the 10b5-1 plan satisfies the requirements of Rule 10b5-1. It shall be the sole responsibility of the person establishing the 10b5-1 plan to ensure that such plan complies with the requirements of Rule 10b5-1.
Post-Termination Transactions
If you are aware of material nonpublic information when you terminate employment or services, you may not trade in the Company’s securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this addendum will cease to apply to your transactions in Company securities upon the expiration of any “blackout period” that is applicable to your transactions at the time of your termination of employment or services.
Short-swing Rule
Directors and officers classified as insiders by the Securities and Exchange Commission have an additional restriction with respect to securities. The SEC’s short-swing trading provisions provide that those classified as insiders must pay to Brady any profit they realize on a purchase and sale, or sale and purchase, of Brady stock within any period of less than six months, whether or not those transactions are related. Purchases and sales may include transactions in stock options, Brady 401k Plan, Employee Stock Purchase Plan, and other Brady stock transactions. These individuals should contact the Compliance Officer to discuss these stock transactions.
Company Assistance
Your compliance with this addendum and the Company’s Insider Trading Policy is of the utmost importance both for you and for the Company. It is your obligation to fully understand the terms and conditions of this addendum and the Company's Insider Trading Policy and to ensure that since becoming subject to them and for future periods in which you are subject to them, you have and will continue to comply with their terms and conditions. If you have any questions about this addendum, the Insider Trading Policy or their application to any proposed transaction, you may obtain additional guidance from the Compliance Officer at 414-358-6608. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

Schedule I - Covered Persons

Representative List
Board of Directors
President, CEO
Chief Financial Officer
Treasurer
Chief Accounting Officer
Presidents of Operating Segments (currently Americas & Asia; and Europe & Australia)
Chief Operating Officer
Vice President – Human Resources
General Counsel
Chief Information Officer
Director of Investor Relations
All direct reports to the CEO and CFO
Other Insiders as determined - based on knowledge of and access to material, non-public information or systems providing such information
Currently, Other Insiders includes, but is not limited to:
•Any person who has access to, and knowledge of, consolidated financial results1 of total Company
•Any person who has access to, and knowledge of, consolidated financial results of either Operating Segment
•Any person who has access to, and knowledge of, consolidated financial results of the Americas
•Corporate personnel located on Executive Officer floor at the Company’s headquarters in close proximity to Executive Officers

Compliance Officer shall regularly review with the business and finance leaders those individuals that have access to or are provided with material nonpublic information and assure that those insiders are included in the blackout notifications and are aware that they are considered persons subject to this addendum.

1 “Financial results” includes revenue and/or operating income